
August 5, 2011

Via E-mail
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
Suite 519 World Trade Centre
999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

> **Re: GLG Life Tech Corporation**
> **Form 40-F**
> **Filed March 31, 2011**
> **File No. 001-34556**

Dear Mr. Meadows:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In addition to the other information specified in General Instruction B.(3) of Form 40-F, you are required to file all other information material to an investment decision that you make or are required to make public pursuant to Canadian law. Upon a review of sedar.com, you filed copies of:
   - your Strategic Alliance Agreement with Cargill on June 9, 2008,
   - the amendment to your Strategic Alliance Agreement with Cargill on September 23, 2008, and
   - your Joint Venture Agreement with China Agriculture and Healthy Foods Company Limited on December 23, 2010.

   Please promptly file copies of these agreements on EDGAR and confirm that you will incorporate by reference the agreements into your next annual report on Form 40-F. We also note that you have redacted provisions of your Strategic Alliance Agreement with

Cargill and the amendment thereto. If you intend to file redacted copies of these documents, please submit a confidential treatment request at the time you file copies of these agreements. Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director